Exhibit 3

Credit Suisse First Boston Management LLC
Special Situations Holdings, Inc.–Westbridge
Eleven Madison Avenue
New York, New York 10010

August 22, 2003

Ascent Assurance, Inc.
3100 Burnett Plaza
801 Cherry St., Unit 33
Fort Worth, TX 76102
Attn:    Patrick Mitchell, CEO
             and Board of Directors

Dear Patrick:

This letter contains an indicative proposal (the “Proposal”) only and relates to the treatment of certain debt and preferred stock of Ascent Assurance, Inc. (the “Company”) held by Credit Suisse First Boston Management LLC and Special Situations Holdings, Inc.–Westbridge, respectively (individually or collectively, “CSFB”). CSFB is the holder of a 12% Note issued by the Company, due April 17, 2004 (the “Note”), and 10.25% Convertible Preferred Stock of the Company, redeemable March 24, 2004 (the “Preferred Stock”).

On July 30, 2003, at a meeting of its Board of Directors, the Company advised representatives of CSFB that, after having evaluated available options, alternative financing is not available in order to repay the Note and the Preferred Stock upon their respective maturity and redemption dates. Therefore, the Company requested that CSFB extend the maturity date of the Note and the mandatory redemption date of the Preferred Stock. CSFB believes that the Company should continue to seek alternative financing that would enable the Company to satisfy its obligations under the Note and the Preferred Stock in whole or in part. Nevertheless, please be advised that CSFB would be prepared to enter into discussions with the Company regarding extensions of the maturity date of the Note and the mandatory redemption date of the Preferred Stock, provided that the following conditions, among others, are met:

—	The Note is made convertible into a security that is convertible into common stock of the Company at a conversion price based upon market prices for such common stock;

—	The Preferred Stock is exchanged for a new security that is convertible into common stock of the Company at a conversion price based upon market prices for such common stock; and

—	Until the above conversion and exchange are effectuated, the Board of Directors of the Company (the “Board”) agrees to maintain the Company’s capitalization and operations as it has done in the ordinary course consistent with past practice and to cause the members of the Special Committee (as defined below) to continue to serve on such committee.

The Proposal is further conditioned upon the Board’s receipt of approval thereof from an independent special committee (“Special Committee”), after having been advised by its independent legal and financial advisors. It is understood that such advice shall include a fairness opinion of the Special Committee’s financial advisor.

The Proposal is illustrative only and is not intended to constitute an offer by CSFB subject to acceptance by the Company. The Proposal shall not give rise to any binding obligations, and no such obligations shall arise unless and until mutually satisfactory definitive documentation has been executed and delivered by CSFB and the Company.

Sincerely,

/s/ Alan Freudenstein
Alan Freudenstein